DUANE MORRIS

JAMES A. MERCER III
DIRECT DIAL:  619.744.2209
E-MAIL:  jamercer@duanemorris.com

www.duanemorris.com

April 9, 2007

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Mr. William Bennett, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:

Telanetix, Inc.
Registration Statement on Form SB-2
Filed February 16, 2007
File No. 333-140767

Dear Messrs. Spirgel and Bennett:

On behalf of our client, Telanetix, Inc., a Delaware corporation (the “Company”), we have filed through EDGAR, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”).  This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated March 15, 2007 (the “Comment Letter”) with respect to the Registration Statement.

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.  The Company's responses indicate whether Amendment No. 1 reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate.  Page numbers set forth in the Company’s responses refer to page numbers of Amendment No. 1.

General

1.

Please update your registration statement to reflect audited financial statements, and related disclosure, for the year ended December 31, 2006.

RESPONSE: Amendment No. 1 is so updated.

Securities and Exchange Commission
April 9, 2007

2.

We note that you are registering the sale of 5,110,393 shares of common stock.  Given the size of this offering relative to the number of shares outstanding held by non-affiliates (11,286,334 as reported in your 2005 10-K), the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore, you must file a registration statement for the “resale” offering at the time of each conversion of interest or principal of the notes or exercise of the warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x); identify the selling security holders as underwriters in the registration statement; and fix the offering price of the shares being offered for the duration of the offering.

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•

The number of selling stockholders and the percentage of the overall offering made by each shareholder;

•

The date on which and the manner in which the selling stockholders received the shares and/or the overlying securities;

•

The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

•

Any relationships among the selling stockholders;

•

The dollar value of the shares registered in relation to the proceeds that you received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments;

•

The discount at which the shareholders will purchase the common stock underlying the convertible debentures and warrants (or any related security, such as notes or options); and

•

Whether or not any of the selling stockholders is in the business of buying and selling securities.

RESPONSE:  On behalf of the Company, we respectfully submit that, for the reasons set forth below, the resale of shares of the Company’s common stock by the selling stockholders identified in the Registration Statement is an offering being made “by or on behalf of a person or persons other than the registrant” and that therefore the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company filed the Registration Statement solely on behalf of selling stockholders.  None of the selling stockholders is acting on behalf of the Company, nor are they acting as a conduit for the Company.

As explained in more detail below, we ask the Staff to be mindful of the following:

•

the Registration Statement relates to securities issued in three distinct private placements, which were negotiated on an arms-length-basis with non-affiliated investors, none of which had a pre-existing relationship with the Company or any of its officers or directors;

•

the proportion of shares of common stock being registered as compared to the Company’s outstanding common stock does not evidence a primary offering and the selling stockholders should not be viewed as or deemed to be a group or acting as a unified block;

•

no selling stockholder is in the business of underwriting securities; and

•

absent an effective registration statement, the selling stockholders have to bear the risk of owning the securities for an indefinite period of time.

Securities and Exchange Commission
April 9, 2007

1.

The Registration Statement Relates to Securities Issued in Three Distinct Private Placements With Non-Affiliated Investors

A.

Three Distinct Private Placements

The Company seeks to register for resale 5,110,393 shares of its common stock.  These shares were issued by the Company, or are issuable upon conversion or exercise of debentures and warrants issued by the Company, in three distinct private placements with four non-affiliated accredited investors: one completed on November 13, 2006 (the “Packer Private Placement”), one completed on November 29, 2006 (the “Aequitas Private Placement”) and one completed on December 28, 2006 (the “December Private Placement”).1

In the Packer Private Placement, the Company sold 145,833 shares of its common stock at $1.20 per share to Mr. Thomas A. Packer, and also issued to him warrants to purchase 72,917 shares of common stock at $1.50 per share.  On March 16, 2007, Mr. Packer exercised all such warrants and was issued 72,917 shares of common stock.

In the Aequitas Private Placement, the Company sold in the aggregate 416,666 shares of its common stock at $1.20 per share to two affiliated investors, Aequitas Hybrid Fund QP, LLC, and Aequitas Hybrid Fund, LLC (together, the "Aequitas Funds"), and issued warrants to the Aequitas Funds to purchase, in the aggregate, 208,333 shares of common stock, exercisable at $1.50 per share through November 29, 2009.  In connection with this transaction the Company agreed to file a registration statement with the Commission to register the resale of the shares of common stock and the shares of common stock underlying the warrants.  Because the Company failed to file the registration statement on a timely basis with respect to such shares, the Company issued an additional 4,168 shares of common stock to the Aequitas Funds in January 2007.

In the December Private Placement, the Company sold original issue discount 6% convertible debentures and warrants to four institutional investors – (i) Enable Growth Partners LP ("EGP"), (ii) Enable Opportunity Partners LP ("EOP"), (iii) Pierce Diversified Strategy Master Fund LLC, Ena ("Pierce"), and (iv) Crescent International Ltd. ("Crescent").  The Company issued an aggregate of $3.66 million principal amount of debentures at an original issue discount of 12.5%.  EGP, EOP, and Pierce (collectively, the "Enable Funds") are affiliates of each other, but none of them are affiliates of Crescent.2

B.

The Selling Stockholders are Not Affiliates of the Company

None of the selling stockholders are or ever were an affiliate of the Company—none have any representation on the Company’s board of directors or the ability to directly or indirectly control the actions of the Company either by contract of management or exercise of voting rights.  Indeed, before the respective private placements, none of the selling stockholders had any prior relationship with the Company or any of its officers or directors.  In addition, none of the selling stockholders have greater access than any other stockholder of the Company to information about the Company, its operations or its financial results.

1 The number of shares sought to be registered (and percentage of ownership of the shares sought to be registered) on behalf of each selling stockholder is: (1) Mr. Packer: 218,750 shares (4.28%); (2) the Aequitas Funds: 629,167 shares (12.31%); (3) the Enable Funds: 2,664,048 shares (52.13%); and (4) Crescent: 1,598,428 shares (31.28%).

2 For convenience, we use the following defined terms in this letter: (1) "Overlying Securities" means the debentures and warrants issued in the December Private Placement together with the warrants issued to the Aequitas Funds in the Aequitas Private Placement; (2) "Underlying Securities" means the shares of common stock of the Company issuable upon conversion or exercise of the Overlying Securities.

Securities and Exchange Commission
April 9, 2007

None of the selling stockholders ever have been or are affiliates of the Company based on their beneficial ownership percentage.1  As of April 5, 2007, their beneficial ownership percentage is as follows:

Selling Stockholder	# of Shares Beneficially Owned		% of Class Beneficially Owned
Aequitas Funds	879,167	(1)	5.38%
Enable Funds	834,155	(2)	4.99%
Crescent International Ltd.	834,155	(3)	4.99%
Thomas A. Packer	218,750		1.38%

(1) Consists of (i) the 629,167 shares of common stock issued to or issuable upon exercise of warrants issued to the Aequitas Funds in connection with the Aequitas Private Placement; and (ii) 250,000 shares of common stock issuable upon exercise of warrants held by Aequitas Capital Management, Inc.

(2) As indicated in the "Beneficial Ownership" table in Amendment No. 1, this number does not include 2,134,434 shares of common stock acquirable upon the conversion of debentures and exercise of warrants held by the Enable Funds, all of which are subject to conversion or exercise caps explained below.

(3) As indicated in the "Beneficial Ownership" table in Amendment No. 1, this number does not include 951,994 shares of common stock acquirable upon the conversion of debentures and exercise of warrants held by Crescent, all of which are subject to conversion or exercise caps explained below.

The debentures and warrants overlying 4,262,476 of the shares sought to be registered prohibit the conversion and/or exercise of such securities to the extent that the conversion and/or exercise of such securities would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% of the Company’s outstanding shares of common stock.  Each of the holders may, upon 61 days’ prior written notice to the Company, waive the applicable limitation, deferring for at least 61 days the time when such holder could acquire underlying securities in a sufficient amount to exceed the 5% threshold.  This waiver is designed to assure that none of these holders, together with their affiliates, will be deemed the beneficial owner of all underlying shares because the 61 day waiting period before the waiver becomes effective denies the selling stockholder the right to have beneficial ownership within 60 days.  In addition, under the terms of these debentures and warrants, even if the 4.99% cap is waived, the beneficial ownership of each of these holders, together with their affiliates, is further capped at 9.99% of the Company’s outstanding shares of common stock.

As a result of this valid and effective limitation on ownership, the Enable Funds and Crescent are contractually prohibited from owning, at any one time, more than 4.99% of the Company’s common stock.  The Commission has previously upheld the position that contractual restrictions preventing shareholders from owning more than 4.99% of an issuer’s common stock also prevents such shareholders from being considered beneficial owners of more than the contractual cap on beneficial ownership in the Commission’s Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001).

Accordingly, none of the selling stockholders beneficially own more than 10% of the Company's outstanding common stock and are therefore not affiliates based on percentage of ownership of the Company's voting securities.

1 The determination as to whether a particular shareholder is an affiliate requires a factual determination based on a consideration of all relevant facts and circumstances.  Practitioners believe, and the Commission has previously indicated, that a person who does not beneficially own more than 10% of an issuer’s voting securities is not an affiliate of such issuer.  See Rule 10A-3(e)(1)(ii)(A) of the Securities Exchange Act of 1934.

Securities and Exchange Commission
April 9, 2007

Moreover, the Company's chief executive officer and sole director beneficially owns 14% of the outstanding common stock, and together with the Company's chief financial officer, they own 17% of the outstanding common stock.  In addition, two other stockholders that are employees of the Company, each beneficially own in excess of 6% of the outstanding common stock.  Accordingly, officers and employees of the Company beneficially own an aggregate of more than 29% of the outstanding common stock of the Company.  These individuals will be able to significantly control—both through voting and management—the policies and procedures of the Company.

Finally, none of the selling stockholders have any other affiliation with the Company, except for the Aequitas Funds.  Recently, after the Aequitas Private Placement and without any contemplation at the time of the Aequitas Private Placement, the Company and Aequitas Capital Management, an affiliate of the Aequitas Funds, entered into an agreement to provide prospective qualified customers of the Company with an option to lease the Company’s videoconferencing systems through private label leasing provided by Aequitas Capital.  In connection with this agreement, the Company issued Aequitas Capital an immediately exercisable warrant to purchase 250,000 shares of common stock at an exercise price of $2.00 per share.  The shares underlying such warrant are not sought to be registered under the Registration Statement, nor is there an agreement to register such shares in the future.

2.

The Proportion of Shares of Common Stock Being Registered as Compared to the Company’s Outstanding Common Stock Does Not Evidence a Primary Offering and the Selling Stockholders Should Not be Viewed as or Deemed to be a Group or Acting as a Unified Block

A.

The Public Float Test

In the aggregate, the shares sought to be registered constitute 24.34% of the Company's public float (e.g., outstanding shares of common stock held by non-affiliates of the Company).  Such percentage is less than the 33% of an issuer's public float that the Commission has suggested will be the maximum amount that an issuer can register in a shelf registration in connection with common stock underlying convertible securities.

Further, the selling stockholders are four unaffiliated investors.  To the Company’s knowledge, and based on representations made to the Company in selling stockholder questionnaires the Company requested each selling stockholder complete prior to the filing of Amendment No. 1:

•

none of the selling stockholders have any intention to act in concert;

•

none of the selling stockholders have any agreement or understanding with any person to distribute any of the shares sought to be registered; and

•

none of the selling stockholders are affiliated, nor do they have any contractual obligation, understanding or arrangement between or among any of them pursuant to which they should be viewed as or deemed to be acting as a group.

For these reasons, the selling stockholders should be viewed as separate investors and not be viewed as or deemed to be a group or acting as a unified block.  The table below sets forth the number of shares sought to be registered on behalf of each selling stockholder as a percentage of the Company's public float as of April 5, 2007.

Selling Stockholder	# of Shares Being Registered as a % of Public Float
Mr. Packer	1.04%
Aequitas Funds	3.00%
Enable Funds	12.69%
Crescent	7.61%

Securities and Exchange Commission
April 9, 2007

B.

Proceeds to the Company From the Private Placements

The table below provides the following information relative to each of the private placements: (i) the gross proceeds to the Company from each of the private placements, (ii) each payment the Company made or may be required to make to the selling stockholders, any affiliate of the selling stockholders or any person with whom the selling stockholders have a contractual relationship regarding the private placements (other than redemption and interest payments the Company will be required to make under the terms of the debentures, which are discussed below), and (iii) the net proceeds to the Company from each of the private placements.

	Private Placements
Selling Stockholder	Packer	Aequitas	December
Thomas A. Packer	$ 175,000	$ -	$ -
The Aequitas Funds		500,000	-
The Enable Funds	-	-	2,000,000
Crescent International Ltd.			1,200,000
Gross proceeds	175,000	500,000	3,200,000

Less fees and expenses paid to investors or their affiliates
Payment to the Aequitas Funds*	-	(19,958)	-
Payment to the Enable Funds*	-	-	(30,000)
	-	(19,958)	(30,000)

Net proceeds	$ 175,000	$ 480,042	$ 3,170,000
* Reimbursement of legal fees and due diligence costs incurred by the investor.

The Company is not required to make any payments to Mr. Packer or the Aequitas Funds in connection with their purchase of securities from the Company in the Packer Private Placement or the Aequitas Private Placement, respectively.

As illustrated in the table on page 31 of Amendment No. 1, entitled “December 2006 Private Placement,” the gross proceeds the Company received from the Enable Funds in the December Private Placement was $2,000,000, and the amount of principal and interest payments that the Company may be required to make over the entire term of the debentures issued to the Enable Funds in the December Private Placement, assuming all such payments are made in cash when due, is $2,452,571.

Similarly, as illustrated in the same table, the gross proceeds the Company received from Crescent in the December Private Placement was $1,200,000, and the amount of principal and interest payments that the Company may be required to make over the entire term of the debentures issued to Crescent in the December Private Placement, assuming all such payments are made in cash when due, is $1,471,543.

Assuming that the Company pays all principal and interest payments due under the debentures in cash on their respective due dates, the total of such principal and interest payments aggregate to $3,924,114 over the terms of the debentures.  The Company received net proceeds of $3,090,000 ($3,170,000 less $80,000 paid to Kaufman Bros., L.P., in exchange for their services as the Company's advisor in connection with the transaction).  The ratio of the total amount of payments over the term of the debentures to net proceeds is 127%.

Securities and Exchange Commission
April 9, 2007

C.

The Selling Stockholders Will Not Be Purchasing the Underlying Securities at a Discount

First, as illustrated in the table below, there was no discount to the closing market price on the date of the private placement for the conversion or exercise of the debentures or the warrants issued in the December Private Placement or the warrants issued in the Aequitas Private Placement.

Security	Conversion/Exercise Price	Closing Market Price
Debentures issued in the December Private Placement	$1.54	$1.48
Warrants issued in the December Private Placement	$1.69	$1.48
Warrants issued in the Aequitas Private Placement	$1.50	$1.37

Second, only the conversion price of the debentures adjusts relative to the price per share of the Company's common stock at the time of conversion.  Neither the exercise price of the warrants issued in the December Private Placement nor the exercise price of the warrants issued to the Aequitas Funds so adjusts.

Third, the only instance in which the conversion price of the debentures adjusts is if the Company elects to make a redemption or interest payment in shares of its common stock.  The conversion price in such instance is to be the lesser of the then conversion price (currently, and at issuance, $1.54) or 85% of the average of the volume weighted average price, or VWAP, per share of common stock for the 10 consecutive trading days immediately prior to the applicable conversion date.  The Company's common stock has closed at or above the conversion price since January 17, 2007, and as of April 5, 2007, the closing price was $6.50.

Unless the Company elects to make a redemption or interest payment in shares of its common stock at a time when the VWAP of the Company's common stock for each of the 10 consecutive trading days immediately before the conversion date is less than $1.54 (which it has not been since January 17, 2007), none of the selling stockholders will be purchasing the Underlying Securities at a discount, and even then, only the Enable Funds and Crescent will be purchasing at a discount.

3.

None of the Selling Stockholder are in the Business of Underwriting Securities

Based on representations made to the Company by each of the selling stockholders, none of the selling stockholders are in the business of underwriting securities.  Mr. Packer is employed by Wedbush Morgan, but he purchased his securities from the Company as a personal investment.  Further, each of the selling stockholders represented to the Company that it acquired the securities in the private placements for its own account, not with a view to or for distribution and in the ordinary course of their business.  In addition, each of the selling stockholders represented to the Company that it did not have any agreement or understanding with any person to distribute any of the shares sought to be registered under the Registration Statement, and that it is neither a broker-dealer nor is it affiliated with a broker-dealer, other than Mr. Packer.

4.

Absent an Effective Registration Statement, the Selling Stockholders Have to Bear the Risk of Owning the Securities for an Indefinite Period of Time

The Company issued the securities in three distinct, valid private placements pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  The Company negotiated the terms of each of these transactions on an arms-length basis.

Each selling stockholder is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act, and each selling stockholder represented to the Company in writing as such, as well as to its financial sophistication and that it was purchasing the securities for its own account and without a present view toward the public sale or distribution thereof and that it had no intention of selling or distributing the securities in

Securities and Exchange Commission
April 9, 2007

any manner that would result in a violation of the Securities Act.  In addition, each selling stockholder acknowledged that the securities acquired in the various private placements would constitute “restricted securities” under Rule 144.  The selling stockholders also acknowledged that such securities would contain a restrictive legend and that a stop-transfer order could be placed against transfer of the certificates for such securities. Consequently, the selling stockholders will have to bear the risk of owning the securities for an indefinite period of time unless the resale of the securities is registered pursuant to an effective registration statement, or the selling stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.

Further, when the securities were issued, and continuing to this day, there is no indication that any of the selling stockholders acquired the securities with the intent of making a distribution of the underlying securities.  Regulation M defines a “distribution” as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the Company’s knowledge, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer or other person with respect to the sale of the shares sought to be registered under the Registration Statement.

Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2) exempt sale “if the investor is at market risk at the time of filing of the resale registration statement.”  In contrast to “equity lines” and other similar transactions in which the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction, all of the private placements are complete and the selling stockholders' investment decision was not conditioned on the filing or effectiveness of a registration statement.  To the contrary, each selling stockholder paid for the securities purchased in the three private placements in full, in cash at the close of each respective private placement.  Indeed, the selling stockholders have been at risk since purchasing the securities from the Company in the private placements and will continue to be at risk unless the resale of the shares is registered pursuant to an effective registration statement, or the selling stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.

In order to provide the selling stockholders with liquidity in their investment, and as is customary in similar “PIPE” transactions, the Company agreed to register the shares for resale.  The Company was subject to certain penalties if a registration statement was not filed by an agreed to date and the Company remains subject to certain penalties if the Registration Statement does not become effective within an agreed to timeframe specified in the various securities purchase agreements.  But in no event will the purchase price of the securities or the conversion and exercise price of the Overlying Securities be subject to change as a result of the Company failing to meet the foregoing obligations.

Conclusion

On the basis of the foregoing, we respectfully request that the Staff concur in our view that the resale of shares of the Company’s common stock by the selling stockholders identified in the Registration Statement is an offering being made “by or on behalf of a person or persons other than the registrant” and that therefore the offering can be made on a shelf basis under Rule 415(a)(1)(i).

Prospectus Summary, page 1

The Offering, page 2

3.

Revise to disclose that the number of shares being registered represents ___% of your shares currently outstanding.

Securities and Exchange Commission
April 9, 2007

RESPONSE:  Amendment No. 1 reflects that the number of shares being registered represents 32.2% of the common stock outstanding.  Please see “The Offering” table on page 4 of Amendment No. 1.

4.

Disclose the total dollar value of the securities underlying the senior convertible debentures and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the respective private placements).

RESPONSE:  This disclosure was made in Amendment No. 1.  Please see “The Offering” table on page 4 of Amendment No. 1.

Note Regarding Forward-Looking Statements, page 9

5.

We note reference to forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Be advised that Section 27A(b)(l)(C) of the Securities Act and Section 21E(b)(l)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock.  Please either:

•

delete references to the Private Securities Litigation Reform Act; or

•

make clear each time you refer to the Litigation Reform Act that the safe harbor does not apply to your company.

RESPONSE:  The Company deleted references to the Private Securities Litigation Reform Act in Amendment No. 1.  Please see page 16 of Amendment No. 1.

Selling Stockholders, page 10

6.

Please disclose the total possible profit the selling stockholders could realize as a result of the conversion/exercise discount for the securities underlying the senior convertible debentures and warrants, presented in a table with the following information disclosed in separate columns or rows:

•

the market price per share of the securities underlying the senior convertible debentures and warrants on the date of the respective private placements;

•

the conversion/exercise price per share of the underlying securities on the date of the sale of the senior convertible debentures and warrants;

•

the total possible shares underlying the senior convertible debentures and warrants (assuming no interest payments and complete conversion/exercise throughout the term of the senior convertible debentures and warrants);

•

the combined market price of the total number of shares underlying the senior convertible debentures and warrants calculated by using the market price per share on the date of the sale of the senior convertible debentures and warrants and the total possible shares underlying the senior convertible debentures (assuming all interest payments made in stock) and warrants;

•

the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the senior convertible debentures and warrants calculated by using the conversion/exercise price on the date of the sale of the senior convertible debentures and warrants and the total possible number of shares the selling stockholders may receive (assuming all interest payments made in stock); and

•

the total possible discount to the market price as of the date of the sale of the senior convertible debentures and warrants, calculated by subtracting the total conversion price on

Securities and Exchange Commission
April 9, 2007

the date of the sale of the senior convertible debentures and warrants from the combined market price of the total number of shares underlying the senior convertible debentures (assuming all interest payments made in stock) and warrants on that date.

To reflect the further change in the conversion/exercise price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

RESPONSE:  This disclosure was made in Amendment No. 1.  Please see page 21 of Amendment No. 1.

7.

Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed in separate columns or rows:

•

market price per share of the underlying securities on the date of the sale of that other security;

•

the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:  This disclosure was made in Amendment No. 1.  Please see page 22 of Amendment No. 1.

8.

Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•

the date of the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

Securities and Exchange Commission
April 9, 2007

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•

the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•

the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•

the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

RESPONSE:  This disclosure was not made because there were no prior securities transactions between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transaction (or any predecessors of those persons). Disclosure was added to Amendment No. 1 to confirm the absence of prior securities transactions.  Please see the final paragraph on page 18 of Amendment No. 1.

9.

In a table, provide disclosure that compares:

•

the number of shares outstanding prior to the senior convertible debentures and warrants transactions that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•

the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•

the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•

the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE:  This disclosure was made in Amendment No. 1.  However, because there are no shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements, the response to the requests for disclosure in the second, third and fourth bullet points is not applicable.  Accordingly, we believed that this information would be better conveyed to readers in a paragraph as opposed to a table.  Please see the final paragraph on page 18 of Amendment No. 1.

10.

Please disclose whether you have the intention, and a reasonable basis to believe that you have the financial ability, to make all payments on the overlying securities in cash or stock.  Disclose whether

Securities and Exchange Commission
April 9, 2007

– based on information obtained from the selling stockholders – the selling stockholders have an existing short position in your common stock and, if the selling stockholders have an existing short position in your stock, the following additional information:

•

the date on which the selling stockholders entered into the short positions; and

•

the relationship of the date on which the shareholders entered into that short position to the date of the announcement of the senior convertible debentures and warrant transactions and the filing of the registration statement (e.g., before or after the announcement of the November 2006, December 2006 and February 2007 private placements, before the filing or after the filing of the registration statement, etc.).

RESPONSE:  This disclosure was made in Amendment No. 1 to state the basis on which the Company believes it will have the financial ability to make all payments in cash and that, based on representations that the Company received from each of the selling stockholders, none of them has a short position in the Company’s common stock as of the date Amendment No. 1 is filed.  Please see the third paragraph on page 20 of Amendment No. 1.

11.

Provide the following information:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transactions (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the November 2006, December 2006, and February 2007 private placements; and

•

copies of all agreements between you (or any of your predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transactions (or any predecessors of those persons) in connection with the private placements.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:  It is the Company's view that such a description of the relationships and arrangements between and among those parties is already presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

12.

With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE:  This disclosure was made in Amendment No. 1.  Please see footnotes 9-11 to the “Selling Stockholder” table on page 19 of Amendment No. 1

Securities and Exchange Commission
April 9, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 17

13.

Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the senior convertible debentures and warrant transactions that you have made or may be required to make to the selling stockholders, any affiliate of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transactions (including any dividend, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.

Further, disclose the net proceeds to you from the sale of the senior convertible debentures and warrants and the total possible payments to the selling stockholders and any of their affiliates in the first year following the sale of the senior convertible debentures and warrants.

RESPONSE:  This disclosure was made in Amendment No. 1.  Please see the tables on pages 33-35 of Amendment No. 1.

14.

Disclose in a table:

•

the gross proceeds paid or payable to you in the November 2006, December 2006 and February 2007 private placements;

•

all payments that have been made or that may be required to be made by you that are disclosed in response to comment 13 above;

•

the resulting net proceeds to you; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the senior convertible debentures, warrants and any other options, notes, or other company securities that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comments six and seven above.

Further, please disclose – as a percentage – the total amount of all possible payments as disclosed in response to comment 13 above and the total possible discount to the market price of the shares underlying the senior convertible debentures and warrants as disclosed in response to comment six above divided by the net proceeds to you from the sale of the senior convertible debentures and warrants.

RESPONSE:  This disclosure was made in Amendment No. 1.  Please see pages 33-35 of Amendment No. 1.

Executive Compensation, page 21
Certain Relationships and Related-Party Transactions, page 22

15.

Update the disclosure to reflect compensation and related party transaction information for 2006.  In doing so, revise the disclosure in accordance with the Commission’s recent Executive Compensation and Related Person Disclosure release located http://www.sec.gov/rules/final/2006/33-8732a.pdf.  See also Items 402 and 404 of Regulation S-B.

RESPONSE:  Amendment No. 1 was so updated and revised.

Securities and Exchange Commission
April 9, 2007

Signatures

16.

Please include the signature of your principal accounting officer or controller.

RESPONSE:  Amendment No. 1 includes the signature of the principal accounting officer or controller.  Please see the signature page of Amendment No. 1.

*        *        *

The Company would very much appreciate the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at (619) 744-2209.

Sincerely,

/s/ James A. Mercer III
James A. Mercer III, Esq.

cc:

Thomas A. Szabo